FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 30, 2004	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
August 30, 2004

Orezone Announces Investment by Actis Capital LLP
Emerging Market Fund Becomes Strategic Partner

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that Actis Capital LLP has acquired 4.32 million Orezone common shares which represents an interest of approximately four per cent. Actis is a leading private equity investor in emerging markets and manages approximately $2.7 billion on behalf of CDC Capital Partners and other third party investors. Actis has been investing in emerging markets for over 55 years though its association with CDC, a UK government company that invests in the private sector in developing countries. Actis takes significant equity positions and/or provides mezzanine financing for businesses with talented management teams and strong market positions.

Peter Ruxton, Investment Principal, stated that “We are making our first investment in Burkina Faso with the objective of accelerating the pace of exploration and gold mine development in that country. Orezone represents an ideal means of achieving this goal as it has strong management and a number of high quality properties that are advancing toward the feasibility stage and ultimately production.” He added that “In 2003 Actis invested over $130 million in Africa and has committed a further $350 million for investment in the next three years.”

Ron Little, President and CEO, commented that “Orezone has always had a strong base of institutional shareholders and the investment by Actis continues this tradition. We look forward to working with Actis to build a large and dynamic mining industry in Burkina Faso.”

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging Canadian gold producer with three advanced projects moving rapidly toward the pre-feasibility stage in Burkina Faso, West Africa. Orezone has a very large and strategic land position in Burkina Faso which is a relatively unexplored part of one of the world’s fastest growing gold producing regions. The Company’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little, President & CEO rlittle@orezone.com	Greg Bowes, Vice President, Corporate Development gbowes@orezone.com
Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.